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17005242

SEC
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Section
FEB 21 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services USA INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independance Square
(No. and Street)

Port of Spain, Trinidad and Tobago, West Indies
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth McGuire 813-340-4883 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 W Gandy Blvd, Tampa, FL 33611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services, USA, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORDAN JUNKIN
Notary Public, State of Florida
Commission# FF 932440
My comm. expires Nov. 1, 2019

Notary Public

Signature

Vice President, Financial and Operations

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules noted above are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 17, 2017

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2016

Assets		
		2016
Cash and cash equivalents	$	134,471
Accounts receivable -related party		50,794
Deposits		1,593
Prepaid expenses		4,142
Deferred tax asset		56,672
Total assets	$	247,672
Liabilities and Stockholder's Equity		
Accounts payable	$	9,405
Accounts payable - related party		4,104
State income taxes payable		500
Total liabilities		14,009
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		340,092
Accumulated deficit		(107,439)
Total stockholder's equity		233,663
Total liabilities and stockholder's equity	$	247,672

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

Year Ended December 31, 2016

		2016
Revenues:		
Fee income	$	193,934
Expenses:		
Professional fees		252,796
Overhead allocation		8,257
Travel		2,833
Regulatory fees		2,126
Bank charges		1,712
Communications		333
Licenses and fees		163
Total expenses		268,220
Net operating loss before taxes		(74,286)
State income tax expense		(500)
Deferred tax benefit		25,408
Total taxes		24,908
Net loss	$	(49,378)

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2016	1,010	$ 1,010	$ 100,092	$ (58,061)	$ 43,041
Capital Contributions	-	-	240,000	-	240,000
Net loss	-	-	-	(49,378)	(49,378)
Balances at December 31, 2016	1,010	$ 1,010	$ 340,092	$ (107,439)	$ 233,663

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2016

		2016
Cash flows from operating activities:		
Net loss	$	(49,378)
Adjustments to reconcile net loss to net cash provided by operating activities		
Deferred tax benefit		(25,408)
Changes in assets and liabilities:		
Accounts receivable - related party		(1,571)
Deposits		(592)
Prepaid expenses		(4,142)
Accounts payable		(45,203)
Accounts payable - related party		(62,066)
Net cash provided by operating activities		(188,360)
Cash flows from Financing Activities		
Capital contributed by parent corporation		240,000
Net increase in cash and cash equivalents		51,640
Cash and cash equivalents, beginning of year		82,831
Cash and cash equivalents, end of year	$	134,471
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

Notes to Financial Statements

(1) Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company does not act as a clearing broker or transact any trades on behalf of its clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America (GAAP) and have been consistently applied in the preparation of financial statements.

(b) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(c) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's payment of certain expenses related to the Company's operations as a broker-dealer.

(d) Prepaid Expenses

Certain expenses are required to be paid in advance. These amounts are expensed over the period for which they are incurred.

(e) Fee Income

Fees are recorded when recognizable from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan up to 50 basis points of the Fund's Net Asset Value.

(f) Accounts Receivable

Accounts receivable are due from the Company's one customer and represent revenue for the Company in 2016.

(2) Significant Accounting Policies – Continued

(f) Accounts Receivable (continued)

Uncollectible accounts receivable are written off in the period in which they are incurred. For the year ended December 31, 2016, $0 was written off as uncollectible.

(g) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

	2016
Net operating loss carryforwards	$ 56,672
Valuation allowance	-
	$ 56,672

(2) Significant Accounting Policies - Continued

(h) Income Taxes – Continued

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Management determined that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred taxes of $25,408 are realizable. Management therefore recorded an increase in the deferred tax asset.

The provision for income taxes charged to operations for the year ended December 31, 2016 had a current component of $500 and a deferred component of $25,408. The 2016 net change in valuation allowance was $0.

At December 31, 2016, the Company had net operating loss carryforwards of $161,920 which will begin to expire in year 2021.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" (ASC Topic 740). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company's tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(3) Concentrations of Credit Risk

The Company maintains its cash accounts with a banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

During 2016, all fee income received by the Company was generated by one customer.

(4) Related Party Transactions

The Company shares office space, personnel, and other administrative expenses with its Parent.

The Company is billed by its Parent for an allocated amount of overhead that is incurred and paid by the Parent. The Parent is responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club

(4) Related Party Transactions - Continued

dues, conferences and meetings, subscriptions and publications and charitable contributions. During 2016, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2016 was $8,257 of which $4,104 is recorded in accounts payable – related party at December 31, 2016.

The Fund, the Company's one customer, is also a related party. The Fund is one of several funds under the management of the Parent. The parent is the majority owner of this fund. All of the Company's revenue in 2016 was earned from the Fund and amounted to $193,934, of which $50,794 was due from the fund as of December 31, 2016.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had excess regulatory net capital and a regulatory net capital requirement of $115,462 per FOCUS and $5,000 per FOCUS, respectively. The Company's aggregate indebtedness to net capital ratio was .12 to 1.

(6) Exemption Under Section (k)(1)

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

(7) Contingent Liabilities

The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, the resolution of litigation or regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

(8) Subsequent Events

The Company has evaluated events and transactions through February 17, 2017, the date which the financial statements were available to be issued.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated February 17, 2017.

		2016
Net capital:		
Total stockholder's equity	$	233,663
Deductions:		
Non-allowable assets:		
Accounts receivable - related party		(50,794)
Deposits		(1,593)
Prepaid expenses		(4,142)
Deferred tax asset		(56,672)
Total deductions		(113,201)
Net capital	$	120,462
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	14,009
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	934
Minimum net capital required	$	5,000
Excess net capital	$	115,462
Net Capital less greater of 10% of aggregate indebteness or 120 % of reporting broker dealer minimum net capital	$	114,462
Ratio of aggregate indebtedness to net capital		0.12

See accompanying report of independent registered public accounting firm.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2016, in which (1) UTC Financial Services USA, Inc (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that UTC Financial Services USA, Inc met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 17, 2017

UTC FINANCIAL SERVICES (USA), INC.

Assertions Regarding Exemption Provisions

We, as members of management of UTC Financial Services USA, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated Examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the reserves and custody provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

UTC Financial Services USA, INC
By:

Elizabeth T McGuire, Vice President, Financial and Operations

February 17, 2017
Date